UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TransMontaigne Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Christine Miller

TLP Equity Holdings, LLC

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376V100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Daniel R. Revers

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,166,704 *

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,166,704 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704 *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%(1)

14	Type of Reporting Person IN

*      Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the Reporting Person may be deemed to beneficially own such securities as manager of the general partner of the limited partnership that is the manager of ArcLight Capital Holdings, as more fully described below in Item 2.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(1)   Based on 16,124,566 Common Units outstanding as of February 29, 2016.

SCHEDULE 13D

CUSIP No. 89376V100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) TLP Equity Holdings, LLC 81-2046168

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,366,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,366,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,704

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%(2)

14	Type of Reporting Person OO (Limited Liability Company)

(2)   Based on 16,124,566 Common Units outstanding as of February 29, 2016.

SCHEDULE 13D

CUSIP No. 89376V100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Gulf TLP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 800,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 800,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%(3)

14	Type of Reporting Person IN

(3)   Based on 16,124,566 Common Units outstanding as of February 29, 2016.

Item 1.       Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) in TransMontaigne Partners L.P. (the “Issuer”).  The Issuer’s principal offices are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

Item 2.       Identity and Background

(a) This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

(i)            Daniel R. Revers;

(ii)           TLP Equity Holdings, LLC, a Delaware limited liability company (“TLPEH”);and

(iii)          Gulf TLP Holdings, LLC, a Delaware limited liability company (“Gulf”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)  The principal business address of each Reporting Person is:

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

The principal business of TLPEH is to own securities of midstream companies.  TLPEH is indirectly owned by ArcLight Energy Partners Fund VI, L.P., which is indirectly owned by ArcLight Capital Holdings, LLC.  Mr. Revers is the manager of the general partner of the limited partnership that manages ArcLight Capital Holdings, LLC.  The principal business of Gulf is to acquire and develop midstream energy assets.  Gulf is indirectly owned by ArcLight Energy Partners Fund VI, L.P., which is indirectly owned by ArcLight Capital Holdings, LLC.  Mr. Revers is the manager of the general partner of the limited partnership that manages ArcLight Capital Holdings, LLC.

The name and present principal occupation or employment of each of the executive officers and directors of TLPEH and the executive officers of Gulf (collectively, the “Listed Persons”) are set forth below.  Gulf is member managed and therefore has no directors.  The principal business address of each executive officer and director of TLPEH and Gulf is c/o ArcLight Capital Holdings, LLC, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

TLPEH:

Name and Business Address	Capacity in Which Serves TLPEH	Principal Occupation
Daniel R. Revers	Manager and President	Managing Partner and Founder of ArcLight Capital Partners, LLC
Kevin M. Crosby	Manager and Vice President	Partner of ArcLight Capital Partners, LLC
Lucius H. Taylor	Manager and Vice President	Principal of ArcLight Capital Partners, LLC

Name and Business Address	Capacity in Which Serves TLPEH	Principal Occupation
Christine M. Miller	Secretary	Associate General Counsel of ArcLight Capital Partners, LLC

Gulf:

Name and Business Address	Capacity in Which Serves Gulf	Principal Occupation
Daniel R. Revers	President	Managing Partner and Founder of ArcLight Capital Partners, LLC
Kevin M. Crosby	Vice President	Partner of ArcLight Capital Partners, LLC
Lucius H. Taylor	Vice President	Principal of ArcLight Capital Partners, LLC
Theodore D. Burke	Secretary	Associate General Counsel of ArcLight Capital Partners, LLC

(d)   None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, the Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, the Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

On April 1, 2016, the TLPEH and Gulf entered into a Unit Purchase Agreement with NGL Energy Partners LP pursuant to which TLPEH purchased 2,366,704 Common Units and Gulf purchased 800,000 Common Units for approximately $112 million.  The cash consideration paid by TLPEH and Gulf was funded by cash on hand.

Item 4.       Purpose of Transaction

The purpose of the acquisition of Common Units by TLPEH and Gulf was for investment.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Units, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units or other securities of the Issuer and transfer or dispose of any or all of its Units, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent, a Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer, one or more officers or members of the board of directors of TransMontaigne GP L.L.C., the general partner of the Issuer, regarding the Issuer, including but not limited to its operations. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except to the extent any of the foregoing matters described in Item 3 or this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.       Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover page of this Amendment is incorporated herein by reference.

(a)-(b)     The information set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference.  To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c)           Except for the acquisition of Common Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d)           Except as otherwise described herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

There is filed herewith as Exhibit 99.1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2016

/s/ Daniel R. Revers
Daniel R. Revers

TLP EQUITY HOLDINGS, LLC

	By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	President

GULF TLP HOLDINGS, LLC

	By:	/s/ Daniel R. Revers
	Name	Daniel R. Revers
	Title:	President